Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended September 30,
	2012	2011
		(Restated)

(Loss) income from continuing operations before income tax	$(54,778)	$58,948

Add:
Fixed charges	152,294	150,750
Amortization of capitalized interest	5,986	3,848

Less:
Interest capitalized	23,763	34,001
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—
Earnings as adjusted	$79,739	$179,545

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$104,447	$94,890
Interest capitalized	23,763	34,001
Portion of rent expense representative of interest (30%)	24,084	21,859
Fixed charges	$152,294	$150,750

Ratio of earnings to fixed charges	0.52	1.19